Exhibit 10.1

ADDITIONAL EXERCISE PROCEDURES

(November 7, 2005)

These Additional Exercise Procedures have been adopted by the Compensation Committee (the “Committee”) of the Board of Directors of TheStreet.com, Inc. (the “Company”) in accordance with the terms and conditions of the Company’s 1998 Stock Incentive Plan, as amended and restated as of May 29, 2002 (the “Plan”). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Plan.

Reference is made to the outstanding stock options (the “Options”) granted under the Plan and held by Thomas Clarke, Jordan Goldstein and Lisa Mogensen (each, an “Optionee”) to purchase 325,000, 11,750 and 18,500 shares of Stock, respectively, at an exercise price of $2.50 per share and expiring on November 29, 2005.

Subject to the Plan and the applicable Options awards and without limiting any of the existing terms of the Options, all or any portion of the Options may be exercised by the respective Optionees at any time by instructing the Company to withhold from the shares of Stock that would otherwise be issued upon exercise of such Options that number of shares of Stock having a fair market value equal to the sum of the aggregate exercise price of such Options and the minimum amount of applicable withholding taxes then due.

In accordance with the Plan and for purposes of the foregoing, the fair market value of each share of Stock for purposes of each Option exercise shall be the closing price of the Stock on The NASDAQ Stock Market on the trading day immediately preceding the date of such exercise.

Such exercise by an Optionee shall be evidenced by delivery of a written stock option exercise notice specifying the number of whole shares of Stock to be purchased under these Additional Exercise Procedures.